UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-36396

LEJU HOLDINGS LIMITED

Level G, Building G, No.8 Dongfeng South Road,

Chaoyang District, Beijing 100016

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Changes to Board Composition

Mr. David Jian Sun, Mr. Min Fan, Mr. Winston Jin Li, Mr. Hongchao Zhu and Mr. Charles Chao have resigned as directors of Leju Holdings Limited (the “Company” or “Leju”) and Mr. Sun, Mr. Fan, Mr. Li and Mr. Zhu no longer serve on any committee of the Company’s board of directors (the “Board”), effective May 6, 2024. The resignations of Mr. Sun, Mr. Fan, Mr. Li, Mr. Zhu and Mr. Chao were not due to any disagreement with the Company regarding its business, finance, accounting and/or any other affairs.

In addition, the Board has resolved to dissolve the audit committee of the Board, the compensation committee of the Board, and the nominating and corporate governance committee of the Board, following the departures of Mr. Sun, Mr. Fan, Mr. Li and Mr. Zhu. The Board will assume the functions and responsibilities of these committees.

Following the above resignations, Mr. Yinyu He and Ms. Haiyan Gu have been appointed as directors of the Company, effective May 6, 2024.

Mr. Yinyu He has served as the chief executive officer of Leju since September 2011 and vice-president from January 2011 to August 2011. He served as director of strategic planning of Leju from August 2008 to December 2010. Prior to joining Leju, Mr. He was the publisher and chief editor of UBM’s InformationWeek China from 2004 to 2008. From 2000 to 2004, he served as a senior reporter and researcher covering China’s IT, telecom, financial, and media industries at Interfax (China) News Agency, where he was a founding member. He also worked as a journalist, reporter, commentator, and anchor for a number of media outlets including the China Business Network (CBN), Shanghai Television, Eastern Radio, Securities Herald, Eastday.com, and Finance Director magazine (part of The Economist Group). He received his bachelor’s degree and master’s degree from Shanghai University.

Ms. Haiyan Gu currently serves as General Counsel of SINA Corporation and Weibo Corporation (Nasdaq: WB and HKEX: 9898), the leading social media platform in China and a majority owned subsidiary of SINA. Since joining SINA in 1999, Ms. Gu served as the Director for Legal Department from July 2001 to February 2013, and General Counsel since February 2013. Prior to joining SINA, Ms. Gu served as a full-time lawyer of Beijing Mincheng Law Firm from February 1999 to June 2001. Ms. Gu received her master's degree in International Law from University of International Business and Economics in 2004 and her bachelor's degree in International Economic Law from China University of Political Science and Law in 1997.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Leju Holdings Limited

By	:	/s/ Li Yuan
Name	:	Li Yuan
Title	:	Chief Financial Officer

Date: May 6, 2024